

GREAT QUEST
METALS LTD.

82-3116

July 15, 2005


05009980

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 15, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

July 15, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest to Drill Test the Quartz Breccia Zone Where 1.05 m of 808.95 g/t Gold Intersected

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce that the Company will be drilling two more diamond drill holes on the Djambaye 2 gold zone in the Kenieba concession in western Mali, West Africa. The objective of the two holes will be to trace the zone intersected in hole KN 11-05. This hole intersected 8.55 m of 100.76 g/t gold which included 1.05 m of 808.85 g/t gold.

The gold is found in quartz breccia. Management believes the mineralization could occur along a fault that strikes either 10° or 70°, or it could be at the intersection of two faults in which case it would have a narrow width and thickness but could extend some distance in depth. The drilling will start when the diamond drill, currently in use by another company, becomes available within the next week.

Marvin Mitchell, P. Eng., the Qualified Person pursuant to NI 43-101 on the project, has approved of the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E